UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On December 22, 2021, Aspen Insurance Holdings Limited (“Aspen”) announced certain changes to the structure of senior management, including the promotion of Christian Dunleavy to a newly created role as Group Chief Underwriting Officer, effective January 1, 2022. Mr. Dunleavy currently serves as Chief Underwriting Officer of Aspen Re, as well as Chief Executive Officer and Chief Underwriting Officer of Aspen Bermuda Limited. Andrew Rippert, Executive Vice President, Head of Mortgage, will succeed Mr. Dunleavy as Chief Underwriting Officer of Aspen Re and has been appointed to serve on Aspen’s Group Executive Committee. In addition, Mark Pickering, Group Chief Capital Management Officer and Treasurer, will succeed Mr. Dunleavy as Chief Executive Officer of Aspen Bermuda Limited, while retaining his current responsibilities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: December 22, 2021	By:	/s/ Christopher Coleman
	Name:	Christopher Coleman
	Title:	Chief Financial Officer